December 15, 2009

J.W. Marriott, Jr.
Chairman of the Board and Chief Executive Officer
Marriott International, Inc.
10400 Fernwood Drive
Bethesda, Maryland 20817

> **Re:** **Marriott International, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2009**
> **Filed February 12, 2009**
> **File No. 1-13881**
> **Response Letter Dated December 10, 2009**

Dear Mr. Marriott:

We refer you to our comment letter dated November 10, 2009 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Karen Garnett
Assistant Director
Division of Corporation Finance